09045069

PHOSPHAGENICS

File Reference no. 82-34939

31 December 2008

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
450 FIFTH STREET, N.W.
WASHINGTON DC 20549
USA

SEC Mail Processing
Section

JAN 07 2009

Washington, DC
111

SUPPL

Dear Sirs

re : **Phosphagenics Limited ("PPGNY")**
American Depository Receipts – Level 1 Facility ("ADR")
Quarterly Lodgement of Documents

We refer to the above ADR facility which became effective as of 24 March 2006.

Under the terms of the approved Rule 12g3-2(b) Exemption the Company is required to lodge with the Securities and Exchange Commission ("SEC") on a quarterly-in-arrears basis a copy for all information made public by the Company in Australia.

Enclosed is a file of all such information as released by the Company to the Australian Stock Exchange ("ASX") under the ASX Listing Rules and to the Australian Securities and Investment Commission ("ASIC") since and including 1 October 2008 to 31 December 2008.

Under the arrangements between the ASIC and the ASX all documentation lodged with the ASX by listed entities is automatically on-forwarded by the ASX to ASIC.

The next lodgement with the SEC will be for the March 2009 quarter.

Yours faithfully
Phosphagenics Limited

PROCESSED

JAN 16 2009

THOMSON REUTERS

per Mourice Garbutt
Company Secretary
p\letters\securities & exchange commission usa 31 12 08

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

PHOSPHAGENICS LIMITED announcements

Date	Headline
03/10/2008	Change of Director`s Interest Notice Professor J Mills
07/10/2008	POH Presentation - Annual Pain Therapeutics Summit 2008
05/11/2008	Metabolic Syndrome Phase 2 Clinical Trial Recruitment Status
12/11/2008	Transdermal Diclofenac - Phase 1 Human Clinical Trial
08/12/2008	Positive Phase 1 Clinical Trial for Transdermal Lidocaine

PHOSPHAGENICS

SEC Mail Processing
Section

JAN 07 2009

Washington, DC
111

3 October 2008

THE MANAGER
COMPANY ANNOUNCEMENTS OFFICE
ASX LIMITED

Dear Sir

PHOSPHAGENICS LIMITED

CHANGE OF DIRECTOR'S INTEREST NOTICE – PROFESSOR J MILLS

Attached for release to the market is an Appendix 3Y Notice advising of an increase in the entitlement of Professor Mills to the Company's ordinary fully paid shares. Such change in interest occurring on Wednesday 1 October and Thursday 2 October 2008 and arising from the purchase on-market of a total 100,000 ordinary fully paid Phosphagenics Limited shares at A$0.07 a share.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
poh\asx\3y jm1 03 10 08

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PHOSPHAGENICS LIMITED
ABN	32 056 482 403

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MILLS, John
Date of last notice	22 May 2008 (Appendix 3Y)

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	REFER ANNEXURE "A"
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	REFER ANNEXURE "A"
Date of change	REFER ANNEXURE "A"
No. of securities held prior to change	REFER ANNEXURE "A"
Class	REFER ANNEXURE "A"
Number acquired	REFER ANNEXURE "A"
Number disposed	NOT APPLICABLE
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	REFER ANNEXURE "A"
No. of securities held after change	REFER ANNEXURE "A"
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	REFER ANNEXURE "A"

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NOT APPLICABLE
Nature of interest	NOT APPLICABLE
Name of registered holder (if issued securities)	NOT APPLICABLE
Date of change	NOT APPLICABLE
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	NOT APPLICABLE
Interest acquired	NOT APPLICABLE
Interest disposed	NOT APPLICABLE
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NOT APPLICABLE
Interest after change	NOT APPLICABLE

3 October 2008

+ See chapter 19 for defined terms.

APPENDIX 3Y
Annexure "A"

3 October 2008

SCHEDULE OF DIRECTORS INTERESTS

PHOSPHAGENICS LIMITED

	PREVIOUS Appendix 3Y (22/05/08)		**PRESENT Appendix 3Y (02/10/08)**	
	SHARES	OPTIONS	**SHARES**	**OPTIONS**
ASX CODE	POH	POHOB	**POH**	**POHOB**
Name of Registered Holder(s)				
Prof. John Mills and Prof. Suzanne Mary Crowe (1)	164,667	Nil	**164,667**	**Nil**
Prof. John Mills and Prof. Suzanne Mary Crowe <Portsea Superannuation Fund A/C>(2)	212,000	Nil	**312,000**	**Nil**
TOTAL ENTITLEMENTS:	**376,667**	**Nil**	**476,667**	**Nil**
Total Issued Securities	**663,542,406**	**59,630,948**	**663,542,406**	**59,630,948**
Percentage entitlements	**0.0568**	***NIL***	***0.0718***	***NIL***

COMMENTS:

1 Professor Mills has a legal and beneficial entitlement to the securities registered in the above **joint holding** with Professor Suzanne Mary Crowe.

Movement in Entitlements:	Shares
Balance, per Appendix 3Y, 22/05/08	164,667
Movement(s)	Nil
Balance, per Appendix 3Y, 02/10/08	**164,667**

2 Professor Mills is a beneficiary under the **Portsea Superannuation Fund:**

Movement in Entitlements: Portsea Superannuation Fund	Shares
Balance, per Appendix 3Y, 22/05/08	212,000
Movement(s):	
Acquisition(s): on-market during normal course of trading of the official lists of the ASX Limited	
01/10/08 at A$0.07 a share	88,900
02/10/08 at A$0.07 a share	11,100
Balance, per Appendix 3Y, 02/10/08	**312,000**

poh\asx\3y jm 03/10/08

PHOSPHAGENICS

07 October 2008

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

Phosphagenics' presentation at the Annual Pain Therapeutics Summit 2008

Phosphagenics Limited ("Phosphagenics") (ASX: POH) (AIM: PSG) (OTCQX: PPGNY) advises that Mr Fred Banti, Senior VP and Corporate Development, will today present at the 2nd Annual Pain Therapeutics Summit 2008 in New Jersey, USA.

Presently, the market for pharmaceuticals designed to treat pain is worth over $30 billion. The dynamics of the global pain market have been altered greatly over the past few years. This summit is being organised to provide an integral forum for a critical examination of the trends and issues facing the field of pain therapeutics. Key industry leaders were invited to present cutting edge drug discovery science and preclinical development trends.

Attached for release to the market is a copy of the presentation which will be given by Mr Fred Banti at this summit.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
poh\asx\pain summit 07 10 08

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com


"Delivering more"

Phosphagenics Limited
Delivering Pain Drugs Topically and Systemically

Fred Banti, SVP & Chief Business Officer

Pain Therapeutics Summit

October 6th - 7th 2008

New Brunswick, New Jersey

Safe harbor

PHOSPHAGENICS

This presentation contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.


"Delivering more"

➢ **Phosphagenics Corporate Summary**

Phosphagenics Delivery Technology

Non-Systemic Localized Delivery

Systemic Transdermal Delivery

Pipeline and Patents

Phosphagenics

PHOSPHAGENIC

Melbourne based, global biotechnology company, with an office in New Jersey, focused on the discovery of new and cost effective ways to enhance the delivery of proven products.

Public listed company

- Australian Stock Exchange (POH)
- London Stock Exchange - Alternative Investment Market (PSG)
- US Level 1 ADR - OTCQX (PPGNY)

Management and R&D team

PHOSPHAGENIC

Management

- Harry Rosen, President & CEO
- Dr Esra Ogru, Exec. Vice President, R&D
- Fred Banti, SVP & Chief Business Officer
- Alister Hodges, Chief Financial Officer
- Mary McSwiggan, Investor Relations Manager

Research & development

- Significant personnel expansion in:
  - Pre-clinical & clinical
  - Development & manufacturing
- Experts in their respective fields
- 24 scientists including 14 PhD's


"Delivering more"

Phosphagenics Corporate Summary

➢**Phosphagenics Delivery Technology**

Non-Systemic Localized Delivery

Systemic Transdermal Delivery

Pipeline and Patents

Phosphorylated tocopherol

PHOSPHAGENICS

Effect of phosphorylating tocopherol

- Phosphorylation enhances:
  - the absorption of tocopherol through the skin
- Phosphagenics discovered in 2002 that tocopheryl phosphate can also be used to carry other drugs through the skin
- Tocopheryl phosphate exists naturally in biological tissues and common foods
- This discovery led to the development of Phosphagenics' transdermal delivery platform

Transdermal delivery platform

- TPM is either an association based micro-emulsion system or a vesicular delivery system

Drug delivery platform: vesicular encapsulation

PHOSPHAGENICS



Figure a) Close-up of a TPM vesicles showing its multi-layered interior.



Figure b) Inside view of the TPM vesicle, showing how the drug to be delivered ("the active") may be positioned within the layers of the vesicle.



Figure c) An example of where and how the TPM/active gel may be applied to the skin.



Figure d) Close-up of the TPM/active gel, showing the vesicles in suspension.



Figure e) Close-up showing how the TPM/active vesicles' flexibility allows them to squeeze between the skins cells and travel towards the more vascular, deeper layers of the skin.



Figure f) A representation of TPM vesicles delivering the active to the site of action, in this case the deeper layers of the skin.

Topical delivery system: multiple opportunities

PHOSPHAGENICS

Versatile technology that is uniquely applicable to large and small molecules for:

- Non-systemic (localized) Delivery
- Systemic (transdermal) Delivery



Stratum corneum
Sebaceous gland
Oil
Hair
Capillaries
Melanocytes
Sweat
Epidermis
Dermis
Fat layers
Hair Follicle
Nerve
Blood vessels
Sweat gland
Dermal delivery
Transdermal delivery

TPM vesicles: *in-vivo* cross section data

PHOSPHAGENICS

Fluorescence image – TPM/rhodamine fluorescence in skeletal muscle, deep below the skin surface


Subcutaneous fat
Skeletal muscle
TPM/rhodamine


"Delivering more"

Phosphagenics Corporate Summary

Phosphagenics Delivery Technology

➢ **Non-Systemic Localized Delivery**

Systemic Transdermal Delivery

Pipeline and Patents

Localized delivery

Competitive positioning

The platform offers opportunities to:

- Provide a more effective topical product
- Reduce systemic exposure of the active
- Provide a variety of dosage forms including gels, foams and sprays without comprising the effectiveness of the product
- Reduce intolerance and dermal reactions caused by many topical therapies

Pre-clinical success

In-vivo animal studies have shown that the platform has the ability to:

- Enhance the delivery of topically applied compounds compared with other approved topical products
- Minimize systemic exposure
- Minimize dermal irritation

TPM: lidocaine

PHOSPHAGENICS

Pre-clinical – Lidocaine permeation *in-vitro* through excised rat skin

- Equivalent dose of Xylocaine 5% ointment, Lidoderm and TPM/lidocaine
- N = 6 diffusion cells, bars represent SEM. Finite dosing conditions with non-occlusion



Lidocaine permeation (ug)
200
180
160
140
120
100
80
60
40
20
0
Lidoderm
Xylocaine
TPM/lidocaine
0
0.5
1
2
3
4
5
Time (hr)

TPM/lidocaine increases transdermal delivery *in-vitro* compared to both Xylocaine and Lidoderm ($p<0.05$)

TPM: lidocaine

PHOSPHAGENICS

Pre-clinical – Dermal absorption of lidocaine after topical application *in-vivo*

- Equivalent dose of Xylocaine 5% ointment, Lidoderm and TPM/lidocaine
- N = 10 Sprague Dawley rats, bars represent SEM



Lidocaine skin content (µg)
140
120
100
80
60
40
20
0
Xylocaine
Lidoderm
TPM/lidocaine

TPM/lidocaine shows increased dermal absorption *in-vivo* compared to both Xylocaine and Lidoderm (*p*<0.001)

TPM: lidocaine

Pre-clinical - systemic absorption of lidocaine after topical application *in-vivo*

- Equivalent dose of Xylocaine 5% ointment, Lidoderm and TPM/lidocaine
- N = 10 Sprague Dawley rats, bars represent SEM



100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Plasma lidocaine (ng/mL)
0
1
2
3
4
5
6
Time (hr)
Xylocaine
Lidoderm
TPM/lidocaine

TPM/lidocaine does not exceed plasma concentration levels of Xylocaine, despite significantly increasing the amount delivered to the skin

TPM: diclofenac

PHOSPHAGENICS

Pre-clinical – Diclofenac permeation *in-vitro* through excised rat skin

- Equivalent dose of Voltaren Emulgel, TPM/diclofenac 1 and TPM/diclofenac 2
- N = 6 diffusion cells, bars represent SEM. Finite dosing conditions with non-occlusion



Voltaren
TPM/diclofenac 1
TPM/diclofenac 2
Diclofenac diffusion (ug)
100
90
80
70
60
50
40
30
20
10
0
0
0.5
1
2
3
4
Time (hr)

TPM/diclofenac 2 increases transdermal delivery *in-vitro* compared to Voltaren and TPM/diclofenac 1 ($p<0.001$)

TPM: diclofenac

PHOSPHAGENICS

Pre-clinical - Dermal absorption of diclofenac after topical application *in-vivo*

- Equivalent dose of Voltaren Emulgel, TPM/diclofenac 1 and TPM/diclofenac 2
- N = 10 Sprague Dawley rats, bars represent SEM



Diclofenac skin content (µg)
25.0
20.0
15.0
10.0
5.0
0.0
Voltaren Emulgel
TPM/diclofenac 1
TPM/diclofenac 2

TPM/diclofenac 1 and 2 increase dermal absorption *in-vivo* over Voltaren ($p<0.02$)

TPM: diclofenac

PHOSPHAGENICS

Pre-clinical - Plasma diclofenac levels after topical application *in-vivo*

- Equivalent dose of Voltaren Emulgel, TPM/diclofenac 1 and TPM/diclofenac 2
- N = 10 Sprague Dawley rats, bars represent SEM



Voltaren
TPM/diclofenac 1
TPM/diclofenac 2
Diclofenac (ng/mL)
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
0
1
2
3
4
Time (hr)

TPM/diclofenac formulations show increased average diclofenac plasma levels than Voltaren although the difference is not significant

Development summary

PHOSPHAGENICS

Lidocaine

- Human proof of concept pk trial to begin in Q3 2008
- Based on positive results of phase I, phase II efficacy trial to begin in Q3/Q4 2009

Diclofenac

- Human proof of concept pk trial to begin in Q4 2008
- Based on positive results of phase I, phase II efficacy trial to begin in Q3/Q4 2009


"Delivering more"

Phosphagenics Corporate Summary

Phosphagenics Delivery Technology

Non-Systemic Localized Delivery

➢**Systemic Transdermal Delivery**

Pipeline and Patents

Narcotic analgesics market opportunity

PHOSPHAGENICS

Market size

- Sales of narcotic analgesics ~ $US 7.7 B globally per annum
- Oxycodone is a leading pain-management drug with worldwide annual sales exceeding $US 1 B

Market opportunity

- Transdermal administration of analgesics can offer the benefit of sustained delivery of morphine or oxycodone for chronic pain sufferers and may lessen "breakthrough pain"
- Potential for decreasing side-effects by preventing dose spiking observed with oral doses

Market positioning

- No other transdermal morphine or oxycodone are available

Transdermal morphine

TPM/morphine - phase I results

PHOSPHAGENICS

Mean plasma morphine concentrations reached therapeutic levels (>8ng/mL) within ~2 hours

Therapeutic levels maintained for at least 48 hours following a single administration

Mean plasma morphine concentrations following a single dose



TPM-01/Morphine 100mg
Leading 60mg oral brand - once daily steady state levels*
Plasma concentration (ng/mL)
40
35
30
25
20
15
10
5
0
0
5
10
15
20
25
30
35
40
45
50
Time (hours)

*Steady state plasma levels of morphine are achieved 2 to 3 days after initiation of once daily administration (*Source:* Published health professional information).

Shading denotes therapeutic blood levels.

Transdermal oxycodone

TPM/oxycodone - animal study

PHOSPHAGENICS

Key findings in animal proof of concept study

- Rapid onset of activity
- Prolonged effect

Average paw withdrawal latency in rats using plantar analgesiometer following treatment with Transdermal & Intra-Peritoneal (I.P.) Oxycodone (+/- SEM)



I.P oxycodone
TPM/oxycodone
Control TPM
Oxycodone alone
Paw withdrawal latency (sec)
20
16
12
8
4
0
-4
0
50
100
150
200
250
300
350
400
Time (mins)

Abuse deterrence

PHOSPHAGENICS

Morphine & oxycodone formulated with TPM

- Resists physical dissolution (cannot be dissolved in alcohol and acidic beverages)
- Thick-high viscosity prevents injection
- Stickiness prevents snorting
- Novel formulation prevents thermal extraction

Sustained release of morphine or oxycodone = No EUPHORIA

Development status & milestones

PHOSPHAGENIC

Regulatory filings

- Drug Master Files (CMC) TPM/morphine submitted to the FDA
- FDA IND packages for TPM/morphine and TPM/oxycodone underway

Toxicology

- Robust safety package available – acute dermal, 28 day oral, skin sensitization, 28 day chronic dermal toxicity study

Clinical

- TPM/morphine phase IIa pharmacodynamic study to be completed
- TPM/oxycodone phase I safety and tolerability study – completed
- Patch and gel technology in development

Manufacturing

- GMP documentation
- GMP produced TPM available


"Delivering more"

Phosphagenics Corporate Summary

Phosphagenics Delivery Technology

Non- Systemic Localized Delivery

Systemic Transdermal Delivery

➢ **Pipeline and Patents**

Current product pipeline

PHOSPHAGENICS

	Discovery & Research	Pre-clinical	Phase I	Phase II	Target Application
Drug Delivery – Systemic/Transdermal					
Insulin					Diabetes
Morphine					Pain Management
Oxycodone					Pain Management
Drug Delivery - Non-systemic/Localised					
Tretinoin (Dermatology)					Acne
Lidocaine					Pain Management
Diclofenac					Pain Management
Oral					
Phospha E® (Nutra)					Metabolic Syndrome

Intellectual property

PHOSPHAGENICS

Transdermal delivery patents

Title	PCT
Improved process for phosphorylation	PCT AU 2000/00452
Formulation containing phosphate derivatives of electron transfer agents	PCT AU 2001/01475
Carrier	PCT AU 2003/00998
Alkaloid formulation	PCT AU 2005/000307
Carrier Comprising One or More Di and or Mono (Electron Transfer Agents) Phosphate Derivatives or Complexes Thereof	PCT AU 2006/000839

Other intellectual property

- Know how

Summary of the TPM delivery system

PHOSPHAGENICS

	FEATURE		BENEFITS
1	**Can transport both small and large molecules**	→	*Technology applicable to a wide range of drugs*
2	**TP found as an endogenous molecule in biology (tocopherol converts to TP)**	→	*Natural and Safe*
3	**Powerful penetration enhancer that does not disrupt or irritate the dermis**	→	*No skin irritation* *Maintains skin integrity*
4	**Allows for a sustained release of compounds from just one application**	→	*Flexible dosage regimens* *Longer therapeutic levels maintained*
5	**Rapidly penetrates the dermis (less than 1 hour)**	→	*Permits normal daily activities (e.g. showers, swimming)*
6	**Cost-effective to produce**	→	*Significant value add opportunity*
7	**Other routes of administration beyond transdermal under investigation**	→	*Can be produced in a wide range of presentations (powder, liquid, gel, sprays etc)*

Conclusions & next steps

PHOSPHAGENICS

Clinical and development

- Continue with human pk "Proof of Concept" trials for lidocaine and diclofenac
- Advance oxycodone from animals studies into human pk trials
- Explore different topical delivery applications (i.e. sprays, roll on applicator, foams, etc.)

Commercial

- Seek a worldwide collaboration on the Pain Portfolio – individually or collectively
- Seek to formulate partners proprietary compounds with our TPM technology


"Delivering more"

To learn more go to

www.phosphagenics.com

or email Fred Banti

fbanti@phosphagenics.com

PHOSPHAGENICS

05 November 2008

PHOSPHAGENICS

Company Announcement

Metabolic Syndrome Phase 2 Clinical Trial Recruitment Completed

Company Expects Phase 2 Data in Q1 '09

Phosphagenics Limited (Phosphagenics) (ASX: POH; OTCQX: PPGNY) today announced that recruitment of the Phospha E® phase 2 clinical trial for the management of metabolic syndrome has been completed. Five sites throughout Australia were used to recruit 160 patients for the efficacy trial.

Previously, two pre-clinical dose response trials confirmed that, when given orally, Phospha E® significantly reduces many of the key biomarkers associated with metabolic syndrome, which is characterised by a group of risk factors that increase the threat of diabetes, coronary heart disease and other diseases associated with plaque build up in artery walls.

This phase 2 clinical trial commenced late last year and is well advanced with the majority of patients nearing completion of the trial.

Phosphagenics expects to have the results from the current trial towards the end of the first quarter of 2009. As previously disclosed, Phosphagenics has agreed on the principal terms of a commercialisation agreement, which would grant a worldwide exclusive license to its partner, a global nutrition company, for the use of Phospha E® in medical foods while maintaining its manufacturing base in Australia.

Under the terms of the agreement, Phosphagenics would be the exclusive manufacturer and supplier of Phospha E®. The decision whether to execute a final commercial agreement will be made once the results of the phase 2 trial have been assessed.

Harry Rosen, President & CEO of Phosphagenics, said: "We have worked diligently to get to this point in our development of Phospha E®. Given that the American Heart Association estimates that over 50 million Americans are afflicted with metabolic syndrome, we believe that commercial demand for medical foods containing Phospha E®, if it is approved, could be considerable."

ENDS.....

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

APPENDIX AND NOTES TO EDITORS

About Phosphagenics Limited

Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

About the Phospha E® Pre-Clinical Studies

The final results of the two pre-clinical dose response trials announced in December 2006, confirmed that when given orally, Phospha E® significantly reduced many of the key biomarkers associated with metabolic syndrome, inflammation and cardiovascular disease. Additionally, the most appropriate dosage required to commence human clinical trials was also determined. In these trials, animals treated with varying doses of Phospha E® were shown to have statistically significant reductions in key parameters such as plaque formation, aortic vascular dysfunction, cholesterol, triglycerides and LDL-C (so-called bad cholesterol).

About Metabolic Syndrome

Metabolic syndrome is characterised by a group of metabolic risk factors – abdominal obesity and elevated blood pressure, cholesterol, triglycerides and blood glucose. The root causes of metabolic syndrome are overweight/obesity, physical inactivity, and genetic factors. It is estimated that about 27% of adults in the US have metabolic syndrome and that one in three overweight or obese people in the US have this condition. The condition is being diagnosed with increasing frequency.

About Phospha E®

Phospha E® is a patented derivative of vitamin E that has superior properties compared to its parent molecule. For example, Phospha E® has been shown to be better absorbed than vitamin E, both orally and through the skin, to lower cholesterol and triglycerides, prevent the formation of plaque in heart arteries, as well as having unique anti-inflammatory properties.

Company Contact Details:
Harry Rosen
Phosphagenics Limited
President and CEO
Tel +61 3 9605 5900

Mary McSwiggan
Phosphagenics Limited
Investor Relations Manager
Tel +61 3 9605 5907

U.S. Investor and Media Contacts:
Brian Ritchie
FD
Tel +1 212 850 5683

Safe Harbor Statement

This press release contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

12th November 2008

PHOSPHAGENICS

Company Announcement

Transdermal Diclofenac enters Phase 1 Clinical Trial in Humans

Phosphagenics Limited ("Phosphagenics") (ASX: POH; OTCQX: PPGNY) announced today that it has initiated a phase 1 human clinical trial using its patented drug delivery system, TPM, for the targeted delivery of a leading non steroidal anti-inflammatory drug (NSAID), diclofenac. The trial will compare the bioavailability and penetration of the topically applied Voltaren® gel (1% diclofenac), one of the leading marketed products, and Phosphagenics' diclofenac (at 1% and 2% diclofenac concentrations).

Conducted at the Centre for Pharmaceutical Research, University of South Australia, the Principal Investigator is Professor Allan Evans. The trial is an open label, single centre bioavailability and penetration trial of dermal and systemic pharmacokinetics in 12 healthy adult volunteers, incorporating secondary endpoints of safety and tolerability. The Company expects to obtain and announce the results of this phase 1 trial in the first quarter of 2009.

Dr Esra Ogru, Executive Vice President of Research and Development at Phosphagenics, said; "Diclofenac is a well known topical anti-inflammatory drug most commonly used for sprains and strains. In our preclinical studies with TPM/diclofenac we have demonstrated significant increases in skin penetration of diclofenac compared to the market leader (Voltaren®); results we are confident we can replicate in human testing."

"The advantage of our formulated diclofenac is that it increases the amount of anti-inflammatory drug delivered to the site of action. Sales of Voltaren® in 2007 for both oral and topical application were around US$700 million, so we are very pleased to be entering into the clinic with our new formulation as we believe its superior efficacy will prove it to be a very attractive product commercially," she said.

Ends...

APPENDIX AND NOTES TO EDITORS

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH). An ADR – Level 1 program was established in the U.S. with The Bank of New York Mellon (PPGNY) for U.S. investors to trade in Phosphagenics' stock on the 'over-the-counter' market. In July 2007, this was upgraded to the International OTCQX, a new premium market tier in the U.S. for international exchange-listed companies, operated by Pink Sheets, LLC.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Safe Harbor Statement
This press release contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

Company Contact Details:
Dr. Esra Ogru
Phosphagenics Limited
Executive VP R&D
+61 3 9605 5900

Mary McSwiggan
Phosphagenics Limited
Investor Relations Manager
+61 3 9605 5907

U.S. Investor and Media Contacts:
Brian Ritchie
FD
+1 212 850 5683

8th December 2008

PHOSPHAGENICS

Company Announcement

Positive Phase 1 Clinical Trial Results for Transdermal Lidocaine

Trial Demonstrates Increased Dermal Penetration of TPM/Lidocaine Compared to Topical Anaesthetic Xylocaine®

Phosphagenics Limited ("Phosphagenics") (ASX: POH; OTCQX: PPGNY) today announced the successful completion of a phase 1 clinical trial that examined the ability of its patented drug delivery system, TPM, to topically deliver the pain relief drug, lidocaine, safely into humans. The trial demonstrated that the patented lidocaine formulation was able to deliver a significantly greater amount of lidocaine into the localised area of the skin compared to a leading commercial product.

Lidocaine is a well known topical anaesthetic, sales of which exceeded US $1.2 billion in 2007. It is used for a wide variety of ailments, including temporary relief of rashes, stings, sprains, strains, bites, and burns. This clinical trial compared the dermal penetration and measured the systemic exposure of lidocaine between one of the leading marketed products, Xylocaine® (5% lidocaine), and Phosphagenics' TPM/lidocaine (5% lidocaine).

One hour after application, TPM/lidocaine delivered 500 percent more ($p<0.001$) lidocaine into the stratum corneum, the outer layer of the skin, than the commercial product, Xylocaine® (Figure 1). Phosphagenics' TPM/lidocaine also augmented the depth of penetration, with 450 percent ($p<0.01$) more lidocaine found in the deepest layers of the skin sampled.

TPM/lidocaine significantly increased the amount, rate, and depth of lidocaine penetration into the skin compared to Xylocaine®, parameters that are normally expected to produce a local analgesic effect. Despite the increase in dermal drug delivery, TPM/lidocaine did not increase the plasma lidocaine concentration compared to Xylocaine® after 6 hours.

Dr Esra Ogru, Executive Vice President of Research and Development at Phosphagenics said; "While we have previously demonstrated the penetrative power of our TPM technology, the success of this trial validates the versatility and precision of Phosphagenics' drug delivery platform in humans. We view this as a major achievement for our company and look forward to moving ahead with further clinical trials."

The open label, single centre study was conducted at the Centre for Pharmaceutical Research, University of South Australia, under the guidance of Principal Investigator Dr. David Foster. 11 healthy adult volunteers enrolled in the bioavailability trial of dermal and systemic pharmacokinetics, which incorporated secondary endpoints of safety and tolerability.

Figure 1. Dermal absorption of lidocaine after topical application of the TPM/lidocaine and Xylocaine® formulations


120
100
80
60
40
20
0
Lidocaine (ug)
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2
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6
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TPM/Lidocaine
Xylocaine

Ends...

APPENDIX AND NOTES TO EDITORS

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program was established in the U.S. with The Bank of New York Mellon (PPGNY) for U.S. investors to trade in Phosphagenics' stock on the 'over-the-counter' market. In July 2007, this was upgraded to the International OTCQX, a new premium market tier in the U.S. for international exchange-listed companies, operated by Pink Sheets, LLC.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Safe Harbor Statement

This press release contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

Company Contact Details:
Dr. Esra Ogru
Phosphagenics Limited
Executive VP R&D
+61 3 9565 1193

Mary McSwiggan
Phosphagenics Limited
Investor Relations Manager
+61 3 9565 1193

U.S. Investor and Media Contacts:
Brian Ritchie
FD
+1 212 850 5683

END